UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

In August 2014, Sanofi issued the statements attached hereto as Exhibits 99.1 to 99.5 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated August 25, 2014: Sanofi and Regeneron to Present Results from Four Phase 3 Alirocumab Trials in Hot Line Session at ESC Congress 2014

Exhibit 99.2	Press release dated August 19, 2014: FDA Approves Genzyme’s Cerdelga™ (eliglustat) Capsules

Exhibit 99.3	Press release dated August 13, 2014: Sanofi Pasteur Announces Publication of Positive Data for Fluzone® High-Dose Vaccine in The New England Journal of Medicine

Exhibit 99.4	Press release dated August 12, 2014: First antimalarial treatments produced with semisynthetic artemisinin enter market

Exhibit 99.5	Press release dated August 11, 2014: Sanofi and MannKind Announce Global Licensing Agreement for Afrezza® (insulin human) Rapid-Acting Inhaled Insulin

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 25, 2014			SANOFI

	By	/S/ John Felitti
		Name:	John Felitti
		Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated August 25, 2014: Sanofi and Regeneron to Present Results from Four Phase 3 Alirocumab Trials in Hot Line Session at ESC Congress 2014

Exhibit 99.2	Press release dated August 19, 2014: FDA Approves Genzyme’s Cerdelga™ (eliglustat) Capsules

Exhibit 99.3	Press release dated August 13, 2014: Sanofi Pasteur Announces Publication of Positive Data for Fluzone® High-Dose Vaccine in The New England Journal of Medicine

Exhibit 99.4	Press release dated August 12, 2014: First antimalarial treatments produced with semisynthetic artemisinin enter market

Exhibit 99.5	Press release dated August 11, 2014: Sanofi and MannKind Announce Global Licensing Agreement for Afrezza® (insulin human) Rapid-Acting Inhaled Insulin